UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated December 12, 2018

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20
Küçükyalı Ofispark
34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐          No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated December 12, 2018, regarding the transfer of our shares in Fintur Holdings B.V.

Istanbul, December 12, 2018

Announcement Regarding the Transfer of Our Shares in Fintur Holdings B.V.

Binding agreement with respect to the transfer of our shares in our 41.45% owned subsidiary Fintur Holdings B.V. (“Fintur”) to Sonera Holding B.V., the other shareholder of Fintur, has been signed on December 12, 2018.

The transfer of shares is expected to be completed following the transfer of Fintur’s subsidiary Kcell JSC to Kazakhtelecom as disclosed per our announcement dated December 12, 2018, and obtainment of other regulatory approvals. The final value of the transaction will be finalized following the respective adjustments. Based on the calculation over Fintur’s financials as of November 30, 2018, the value of the transaction is anticipated to be approximately EUR 350 million.

Turkcell CEO Kaan Terzioğlu stated the following: “Today, we announce an important milestone towards our Company’s focus on digital services and strong balance sheet strategies. We have been working for over one year on the divesment of Fintur, in which we are a minority shareholder. This morning as a first step, Fintur sold Kcell. Following that, as Turkcell we signed a binding agreement with respect to the transfer of our shares in our 41.45% owned subsidiary Fintur to our partner Telia for approximately EUR 350 million. We anticipate that the cash proceeds from this transaction, which is expected to be completed in January 2019, will lower our Net Debt/EBITDA ratio below 1.5 times and our limited short FX position will turn into a long position. Subject to the FX rates and balance sheet position on the closing date, the contribution of this transaction to Turkcell’s profitability is expected to be approximately TRY 850 million. We will continue our investments in accordance with our digital services and growth focus with the proceeds generated through this transaction. In addition to our brand, technology, digital services portfolio and our human capital, our stronger than ever balance sheet will support our vision to become the global digital operator.”

The sale transaction was executed in accordance with the decision of our Board of Directors of our Company which convened on December 11, 2018 with the participation of all of the independent members. The decision was resolved with the unanimous votes of the members.

The disclosure of this Board of Directors decision was postponed until the signing of the sale agreement with the underlying reason that such disclosure at negotiations stage might have misled the investors and adversely impacted the legal rights and interests of our Company. According to the 5th and 6th articles of the Capital Markets Board’s “Communiqué Regarding Common Terms On Material Transactions And Right To Exit” with the number II-23.1, this sale transaction does not fall within the category of “Material Transaction”* defined therein.

Board Decision Date for Sale	:	11.12.2018
Were Majority of Independent Board Members’ Approved the Board Decision for Sale?	:	Yes
Title of Non-current Financial Asset Sold	:	Fintur Holdings B.V. (“Fintur”)

Field of Activity of Non-current Financial Asset sold	:	Telecommunication investments

Capital of Non-current Financial Asset sold	:	US$ 538,118,000

Date on which the Transaction was/will be Completed	:	Transfer of shares will be completed following the completion of transfer of Fintur’s subsdiary Kcell JSC and obtainment of other regulatory approvals.

Sales Conditions	:	Cash

Nominal Value of Shares Sold	:	US$ 223,049,911
Sales Price Per Share	:	Will be finalized on the closing date.
Total Sales Value	:	Will be finalized on the closing date.
Ratio of Shares Sold to Capital of Non-current Financial Asset (%)	:	41.45%

Total Ratio of Shares Owned in Capital of Non-current Financial Asset After Sales Transaction (%)	:	0%

Total Voting Right Ratio Owned in Non-current Financial Asset After Sales Transaction (%)	:	0%
Ratio of Non-current Financial Asset Sold to Total Assets in Latest Disclosed Financial Statements of Company (%)	:	4.2%

Ratio of Transaction Value to Sales in Latest Annual Financial Statements of Company (%)	:	Will be finalized on the closing date.

Effects on Company Operations	:	The parent-subsidiary relationship will cease. Sale transaction is expected to strengthen Turkcell’s financing structure.

Profit / Loss Arised After Transaction	:	Subject to the FX rates and balance sheet position on the closing date, the contribution of this transaction to Turkcell’s profitability is expected to be approximately TRY 850 million.
How will Sales Profit be Used if Exists?	:	-
Board Decision Date for Use of Sales Profit if Exists	:	There is no decision taken for this matter.

Title/ Name-Surname of Counter Party Bought	:	Sonera Holding B.V.
Is Counter Party a Related Party According to CMB Regulations?	:	Yes
Relation with Counter Party if any	:	The other shareholder of Fintur with 58.55% stake and subsidiary of one of Turkcell’s shareholders
Agreement Signing Date if Exists	:	12.12.2018
Value Determination Method of Non-current Financial Asset	:	Determined by negotiations taking into account financials of Fintur and market conditions.

Did Valuation Report be Prepared?	:	No.
Reason for not Preparing Valuation Report if it was not Prepared	:	The sale transaction was executed in accordance with shareholders’ agreement.
Date and Number of Valuation Report	:	-
Title of Valuation Company Prepared Report	:	-
Value Determined in Valuation Report if Exists	:	-
Reasons if Transaction wasn’t/will not be performed in Accordance with Valuation Report	:	-

*Relevant calculations are as follows:

 a) The ratio of carrying value of the financial asset subject to the sale transaction to total assets as per the latest publicly disclosed financial statements (financial statements for the period ended as of 30 September 2018): 4.2% with a  carrying value of TRY 1,928,649 thousand and total assets of TRY 45,404,096 thousand.

b) The ratio of transaction value to the market value calculated by taking daily adjusted weighted average price of shares over the previous 6-month period prior to date of the Board of Directors’ decision: The market value by taking the adjusted weighted average price of shares over the previous 6-month period prior to the Board of Directors’ decision dated December 11, 2018 is TRY 26,256,218 thousand and the anticipated transaction value is TRY 2,130,800 thousand translated into TRY with EUR/TRY indicative rate as of December 11, 2018. Accordingly, the ratio is 8.0%.

c) The contribution of the asset that is to be transferred or leased or created a right in rem to the total revenue and the ratio of this amount to the total sales as per the financial statements as at 31 December 2017. The revenue contribution is TRY 0 and the total sales is TRY 17,632,064 thousand. Accordingly, the ratio is 0%.

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: December 12, 2018	By:	/s/ Zeynel Korhan Bilek
	Name:	Zeynel Korhan Bilek
	Title:	Investor Relations and Mergers & Acquisitions Director

TURKCELL ILETISIM HIZMETLERI A.S.

Date: December 12, 2018	By:	/s/ Osman Yılmaz
	Name:	Osman Yılmaz
	Title:	Chief Financial Officer